Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2006 under Consolidated Indian GAAP
Wipro records 45% growth in Revenues; Profits grow 41%
Revenue in Global IT business was $ 640.5 million
Bangalore, January 17 2007 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended December 31, 2006.
Highlights of the Results
•	Wipro Limited Revenue increased by 45% Year on Year (YoY) to Rs. 39.79 billion (Rs. 3,979 Crores); Profit After Tax (PAT) grew by 41% YoY to Rs. 7.65 billion (Rs. 765 Crores)

•	Global IT Services & Products Revenue was Rs. 28.76 billion (Rs. 2,876 Crores), a 35% increase YoY

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 6.96 billion (Rs. 696 Crores) and grew by 32% YoY; Operating Margin was at 24.2%

•	Global IT Services & Products added 37 new clients in the quarter

•	Wipro’s India, Middle East & Asia Pac business recorded 56% growth in PBIT YoY. Revenue grew 76% YoY
Outlook for Quarter ending March 31, 2007
Azim Premji, Chairman of Wipro, commenting on the results for the quarter ended December 31, 2006 said “We have had another satisfying quarter. Our global IT business delivered good volume growth primarily driven by robust performance of our Energy and Utilities Vertical, Technology Infrastructure Services and Enterprise Application Services. Continuing their good momentum, our Financial Services & Retail businesses delivered more than 50% YOY growth. Manufacturing Vertical & Europe geography posted growth-rates ahead of the Company average. On the operations front we brought down our attrition rates in both the IT and BPO businesses. We are among the first few organizations globally to be assessed at maturity level 5 on the new CMMi V 1.2 model which was released in September 2006. Looking ahead, for the quarter ending March 2007, we expect Revenue from our Global IT Services & Products business to be approximately $ 685 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said “During the quarter ended December 2006, our Global IT Services & Products Revenue was $ 640.5 million, which was ahead of our guidance of $ 633 million for the quarter. On the margin front, operational improvements and improved profitability in our BPO business and acquisitions portfolio helped us in largely offsetting the pressure on profitability arising out of wage increases and rupee appreciation.”
Wipro Limited
Total Revenue for the Quarter ended December 31, 2006, was Rs. 39.79 billion, representing a 45% increase YoY. Profit after Tax for the quarter was Rs. 7.65 billion, an increase of 41% YoY.
Global IT Services and Products
Global IT Services & Products reported Revenue of Rs. 28.76 billion for the Quarter ended December 31, 2006, representing an increase of 35% YoY and PBIT of Rs. 6.96 billion, an increase of 32% YoY. Operating Margin for the quarter was 24.2%, within a narrow range of preceding quarter’s Margins. Our Technology Business contributed 31.5% of the Revenue of Global IT Services. Enterprise Business contributed 60.2% of Revenue with the balance 8.3% being contributed by Business Process Outsourcing (BPO) Services.
We had 66,176 employees as of December 31, 2006, which includes 49,313 employees in our IT Services & Products business and 16,863 employees in our BPO Services business. The net addition in our IT Services & Products business was 3,489 employees and 1,508 employees in our BPO Services business.
Our Global IT Services and Products business added 37 new clients during the quarter, of which 8 were Global 500 or Fortune 1000 companies, comprised of 13 new Technology clients and 24 new Enterprise clients.
Reinforcing its global leadership positioning in the area of quality and process excellence, Wipro Technologies was assessed at Level 5 of SEI’s CMMi Version 1.2. Our best practices in the application of Lean techniques to software engineering were adopted by the Harvard Business School as a case study. Wipro’s Technology Infrastructure Management Services (TIS) group emerged as the Top Indian vendor in the “The Forrester Wave™: Global Delivery Infrastructure Management for Europe 2006” — a survey report by Forrester Research, Inc., an independent research firm.
Global IT Services and Products accounted for 72% of the total Revenue and 88% of the PBIT for the quarter ended December 31, 2006.
Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended December 31, 2006, Wipro Infotech recorded Revenues of Rs.7,008 million, a growth of 76% YoY and PBIT of Rs. 587 million, a growth of 56% YoY. Services business contributed 32 % to total Revenue during the quarter and grew by 49 % YoY. Products business grew by 91% YoY. Middle East and Asia Pacific business grew by 58% YoY.
During the quarter, we had marquee wins, which included My SAP suite implementation for Hyundai Motors and Wheels India, Data Center Integration projects for Punjab National Bank and Federal Bank, application rollout and remote management for all dealers of Suzuki Motorcycles India Ltd., procurement consulting contract for Essel Group, and contracts totaling 20,000 Wipro PCs for the Government of Assam and Government of Goa for IT education. In Bharti Airtel, we won prestigious contracts – Networking projects for setting up the Metro Ethernet Network in the NCR region and Wi-Fi network at Mumbai Airport, and a comprehensive supply chain transformation consulting assignment.
Wipro Infotech announced and completed the acquisition of the India & Middle East operations of 3D Networks and Planet PSG during this quarter. Results of the acquired entities are consolidated with the segment from November 1, 2006. Revenue for the quarter from this acquisition was Rs 477 million.
Wipro Infotech accounted for 18% of the Revenue and 7% of the PBIT for the quarter ended December 31 2006.
Wipro Consumer Care and Lighting
For the quarter ended December 31, 2006, Wipro Consumer Care and Lighting recorded Revenues of Rs. 2,114 million, a growth of 36% YoY and PBIT of Rs. 262 million, a growth of 25% YoY. It accounted for 5% of the Revenue and 3% of the PBIT for the quarter ended December 31 2006.
Wipro Limited
For the quarter ended December 31, 2006, the Return on Capital Employed in Global IT Services and Products was 70%, Wipro Infotech was 71% and Consumer Care and Lighting was 41%. At the Company level, the Return on Capital Employed was 35%, lower due to inclusion of cash and cash equivalents of Rs. 41.86 billion in Capital Employed (44% of Capital Employed).

During the quarter, our Wipro Infrastructure Engineering business completed the acquisition of Hydrauto Group AB. Results of Hydrauto have been consolidated into Wipro Limited effective November 1, 2006. Revenue for the Quarter from this acquisition was Rs 1,043 million.
For Wipro Limited, PAT computed in accordance with US GAAP for the Quarter ended December 31, 2006, was Rs. 7.45 billion, an increase of 40% YoY. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of stock options, deferred taxes, accounting for forward contracts and amortization of intangible assets.
Global IT Services & Products segment’s Revenue was Rs. 28.67 billion for the quarter ended December 31, 2006, under US GAAP. The difference of Rs. 81 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 1:30 pm Indian Standard Time (3:00 am US Eastern Time) and at 6:45 pm Indian Standard Time (8:15 am US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio broadcasting of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in the niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Bombay Stock Exchange, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	Senior Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350

rajesh.ramaiah@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & NINE MONTHS ENDED
DECEMBER 31, 2006
Rs. in Million

	Quarter ended December 31			Nine months ended December 31			Year ended
Particulars	2006	2005	Growth %	2006	2005	Growth %	March 31, 2006

Revenues
IT Services	24,962	19,269	30%	70,342	51,895	36%	72,531
Acquisitions	1,435	59	—	3,368	59	—	502
BPO Services	2,358	1,895	24%	6,755	5,535	22%	7,627
Global IT Services and Products	28,755	21,223	35%	80,465	57,489	40%	80,660
India & AsiaPac IT Services and Products	7,008	3,992	76%	16,998	11,354	50%	17,048
Consumer Care and Lighting	2,114	1,549	36%	5,907	4,350	36%	6,008
Others	2,190	897	144%	4,092	2,447	67%	3,323
Eliminations	(277)	(222)		(785)	(514)		(781)

TOTAL	39,790	27,439	45%	106,677	75,126	42%	106,258

Profit before Interest and Tax — PBIT
IT Services	6,347	4,941	28%	18,136	13,339	36%	18,751
Acquisitions	63	16	—	(19)	16	—	45
BPO Services	554	305	82%	1,506	689	119%	1,058
Global IT Services and Products	6,964	5,262	32%	19,623	14,044	40%	19,854
India & AsiaPac IT Services and Products	587	376	56%	1,408	893	58%	1,459
Consumer Care and Lighting	262	209	25%	739	591	25%	805
Others	66	74	-11%	230	273	-16%	388

TOTAL	7,879	5,921	33%	22,000	15,801	39%	22,506

Interest, Dividend & Profit on sale of investments — Net	713	369	93%	1,732	870	99%	1,272

Profit Before Tax	8,592	6,290	37%	23,732	16,671	42%	23,778

Income Tax expense including Fringe Benefit Tax	(1,031)	(949)	9%	(3,122)	(2,408)	30%	(3,391)

Profit before Share in earnings / (losses) of Affiliates and minority interest	7,561	5,341	42%	20,610	14,263	44%	20,387
Share in earnings of affiliates	89	94		246	233		288
Minority interest	4	—		4	(1)		(1)

PROFIT AFTER TAX	7,654	5,435	41%	20,860	14,495	44%	20,674

Operating Margin
IT Services	25%	26%		26%	26%		26%
Acquisitions	4%	27%		-1%	27%		9%
BPO Services	23%	16%		22%	12%		14%
Global IT Services and Products	24%	25%		24%	24%		25%
India & AsiaPac IT Services and Products	8%	9%		8%	8%		9%
Consumer Care and Lighting	12%	13%		13%	14%		13%

TOTAL	20%	22%		21%	21%		21%

CAPITAL EMPLOYED
IT Services	31,049	26,269		31,049	26,269		27,952
Acquisitions	8,404	2,448		8,404	2,448		2,692
BPO Services	2,096	5,828		2,096	5,828		6,357
Global IT Services and Products	41,549	34,545		41,549	34,545		37,001
India & AsiaPac IT Services and Products	4,287	2,314		4,287	2,314		2,401
Consumer Care and Lighting	2,573	1,028		2,573	1,028		1,210
Others	46,800	34,737		46,800	34,737		26,272

TOTAL	95,209	72,624		95,209	72,624		66,884

CAPITAL EMPLOYED COMPOSITION
IT Services	33%	36%		33%	36%		42%
Acquisitions	9%	3%		9%	3%		4%
BPO Services	2%	8%		2%	8%		10%
Global IT Services and Products	44%	48%		44%	48%		55%
India & AsiaPac IT Services and Products	4%	3%		4%	3%		4%
Consumer Care and Lighting	3%	1%		3%	1%		2%
Others	49%	48%		49%	48%		39%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	87%	75%		82%	68%		76%
Acquisitions	3%	5%		—	2%		3%
BPO Services	108%	22%		48%	19%		14%
Global IT Services and Products	70%	64%		67%	58%		59%
India & AsiaPac IT Services and Products	71%	72%		56%	65%		77%
Consumer Care and Lighting	41%	82%		52%	81%		76%

TOTAL	35%	34%		36%	33%		37%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	Segment revenue includes exchange differences which are reported in other income in the financial statements.

3.	PBIT for the quarter and nine months ended December 31, 2006 is after considering restricted stock unit amortisation of Rs. 440 Million (2005: Rs. 156 Million) and Rs. 1,036 Million (2005: Rs. 479 Million) respectively. PBIT of Global IT Services and Products for the quarter and nine months ended December 31, 2006 is after considering restricted stock unit amortisation of Rs. 384 Million (2005: Rs. 135 Million) and Rs. 906 Million (2005: Rs. 413 Million) respectively.

4.	Capital employed of segments is net of current liabilities as follows –
(Rs. in Million)

	As of December 31,		As of March 31,
Name of the Segment	2006	2005	2006

Global IT Services and Products	18,584	13,324	13,510
India & AsiaPac IT Services and Products	6,253	4,093	5,314
Consumer Care and Lighting	1,402	1,080	1,080
Others	2,293	807	8,866

	28,532	19,304	28,770

5.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 41,864 Million (2005: Rs. 34,972 Million & 2006: Rs. 28,912 Million).

6.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India . Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended December 31,				Nine months ended December 31,
Geography	2006	%	2005	%	2006	%	2005	%

India	8,550	22%	5,497	20%	21,622	20%	15,396	20%
USA	19,118	48%	13,779	50%	53,571	50%	37,873	51%
Europe	9,710	24%	6,578	24%	25,407	24%	17,291	23%
Rest of the World	2,412	6%	1,585	6%	6,077	6%	4,566	6%

Total	39,790	100%	27,439	100%	106,677	100%	75,126	100%

7.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

8.	Effective December 1, 2005, Wipro Inc. acquired 100% equity of mPower Software Services Inc. and its subsidiaries for an aggregate cash consideration of Rs. 1,275 Million. This acquisition resulted in goodwill arising on consolidation of Rs. 1,089 Million.

In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, mPower Software Services Inc amalgamated with Wipro Inc with effect from April 2006. Wipro Inc has accounted for the amalgamation as an amalgamation in the nature of purchase in accordance with AS 14 – Accounting for amalgamation.

Following are the salient features of the scheme:
a)	200 equity shares of USD 0.01 each held by Wipro Inc in mPower Software Services Inc. were cancelled and extinguished, from the effective date of the scheme.

b)	All the assets and liabilities of mPower Software Services Inc are recorded in the books of the Wipro Inc at their fair value amounts determined by management as on the effective date of the amalgamation.

The amalgamation did not have a material impact on the consolidated financial statements.

9.	In December 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,157 Million and earn-out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period.

The consideration paid was subject to certain working capital adjustments. In the period ended December 31, 2006, the Company completed the working capital adjustments and paid an additional consideration of Rs. 69 Million, which has resulted in additional goodwill.

10.	Effective April 1, 2006, the Company acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn-out of Rs. 531 Million (USD 12 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.

Through this acquisition, the Company will expand its operations in Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.

11.	Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn-out of Rs. 642 Million (Euro 11 Million) to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.

As a part of this acquisition, the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimisation and integration. Through this acquisition, the Company expects to be able to expand its domain expertise both in the retail and technology sector and acquire a presence in five different geographical locations.

12.	On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn -out of Rs. 408 Million (Euro 7 Million) to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward / incentives estimated to be receivable as on the acquisition date. The earn -out and additional payments will be recorded as additional purchase price when the contingency is resolved. During the period ended December 31, 2006 the Company paid Rs. 68 Million towards earn -out which has resulted in additional goodwill.

Through this acquisition the Company would be able to expand it’s presence in the engineering services sector in Finland and the Nordic region.

13.	In May 2006, the Company acquired the trademark / brand “North-West”, plant and machinery, moulds and dies and technical know-how relating to plant and machinery from North -West Switchgear Limited for an aggregate cash consideration of Rs 1,053 Million and an earn-out of Rs. 200 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of “North-West” brand for a cash consideration of Rs. 30 Million.

Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.

14.	In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services. The consideration includes upfront cash payment of Rs. 142 Million, a deferred cash payment of Rs. 133 Million (USD 3 Million) and an earn -out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.

Through this acquisition, the Company aims to strengthen its positions in mechanical engineering design and analysis service sector.

15.	In November 2006, the Company acquired 100% equity of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration comprises upfront cash payment of Rs. 1,365 Million and direct cost of Rs. 47 Million. This acquisition will give the Company an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.

The Company has made a preliminary determination of the carrying value of assets and liabilities of Hydrauto as at December 31, 2006 and has recorded goodwill of Rs . 1,210 Million. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of goodwill and net assets recorded.

16.	In November 2006, the Company acquired 100% equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks, a platinum partner of Nortel Networks, provide business communication solutions that include consulting, voice, data and converged solutions, and managed services. 3D Networks’ specialized solutions are deployed in ITES/IT, Telecom, Banking and Finance, Government and Service verticals. Planet PSG is the sole Global Nortel Technical Services partner on Periphonics platform in APAC region and provides professional services on voice and speech platforms in the region. The consideration includes upfront cash payment of Rs. 908 Million (USD 20 Million) and an earn -out to be determined and paid in the future based on financial targets being achieved over a period of 24 months. The maximum amount of earn out payable under the agreement is USD 43.78 Million. This acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as the most comprehensive IT Solutions provider across verticals.

The Company has made a preliminary determination of the carrying value of assets and liabilities of 3D Networks and Planet PSG as at December 31, 2006 and has recorded goodwill of Rs. 380 Million. The Company is in the process of making a final determination of the carrying amount of assets and liabilities, which may result in changes in the carrying amount of goodwill and net assets recorded.

17.	As at December 31, 2006, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware and Quantech are reported separately under ‘Acquisitions’.

18.	As of December 31, 2006, forward contracts and options (including zero cost collars) to the extent of USD 141 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price. The exchange diffe rences on the forward contracts and gain / loss on such options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.

In respect of option/forward contracts which are not designated as hedge of highly probable forecasted transactions, realized / unrealized gain or loss are recognised in the profit and loss account of the respective periods.

As of December 31, 2006, the Company had forward / option contracts to sell USD 172 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a gain of Rs. 95 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

19.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended December 31, 2006 would have been higher by Rs. 47 Million & Rs. 40 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2006 would have been higher by Rs. 1 Million respectively.

Similarly, the profits before tax and profit after tax for the quarter ended December 31, 2005 would have been lower by Rs. 43 Million & Rs. 37 Million respectively and the profit before tax and profit after tax for the nine months ended December 31, 2005 would have been lower by Rs. 462 Million & Rs. 425 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 Million and Rs. 449 Million respectively.

In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees.

In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005.

For the quarter ended December 31, 2006 the Company recorded stock compensation expense of Rs. 440 Million.
20.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals had been accounted for by equity method of accounting. Consequent to sale of four Million equity shares in WeP Pheripherals, the carrying value of investment in WeP Pheripherals would be classified under long term investments.